Pacific Clean Water Technologies, Inc.
650 North Rose Drive #607
Plaentia, CA 92870

February 21, 2013

Craig Slivka
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
Washington, DC 20549

Re:          Unseen Solar, Inc. (New Name:  Pacific Clean Water Technologies, Inc.)
Form 10-K A/2
Filed February 20, 2013

Dear Mr.  Slivka:

Please be advised that the above referenced Form 10-K (Amendment #2) was inadvertently filed with Financial Statements and Notes for the wrong company.

We are requesting that the filing be immediately removed so that we can post the correct filing.

Should you have any comments or questions, please do not hesitate to contact the undersigned.

Pacific Clean Water Technologies, Inc.

/s/ Phillip E. Koehnk, Esq.

Phillip E. Koehnke, Esq.
Company Counsel